SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 14D-1


                       (Amendment No. 8)


                     Tender Offer Statement
(Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)


                          ADT Limited
                   (Name of Subject Company)

                    Western Resources, Inc.
                      Westar Capital, Inc.
                           (Bidders)

            Common Stock, Par Value $0.10 Per Share
                 (Title of Class of Securities)

                           000915108
             (CUSIP Number of Class of Securities)

                       John K. Rosenberg
          Executive Vice President and General Counsel
                    Western Resources, Inc.
                       818 Kansas Avenue
                      Topeka, Kansas 66612
                     Phone:  (913) 575-6300

         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
                     on Behalf of Bidders)




                            Copy to:

                        Neil T. Anderson
                      Sullivan & Cromwell
                        125 Broad Street
                    New York, New York 10004
                         (212) 558-4000

This Amendment No.8 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), originally filed by Western Resources, Inc., a Kansas corporation ("Western Resources"), on March 17, 1997 relating to the exchange offer disclosed therein to exchange all of the outstanding Shares for shares of Western Resources Common Stock upon the terms and subject to the conditions set forth in the Prospectus, dated March 14, 1997, and the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 14D-1.


Item 11.  Material to be Filed as Exhibits.

     Item 11 is hereby amended and supplemented by adding thereto the following:

(a)(10)      Press Release issued by Western Resources, Inc. on April 25,
        1997.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                WESTERN RESOURCES, INC.

Date       April 25, 1997                       By   /s/ JERRY D. COURINGTON
                                                         Jerry D. Courington,
                                                         Controller

                        INDEX TO EXHIBITS


                                                                  Sequentially
                                                                    Numbered
Exhibit No.                     Description                           Pages

(a)(10)        Press Release issued by Western Resources,              1
                 Inc. on April 25, 1997

                                        Exhibit No. (a)(10)

The following letter press release was issued by Western Resources, Inc. on April 25, 1997:

       WESTERN RESOURCES ANNOUNCES FIRST QUARTER EARNINGS
     WHOLESALE ELECTRIC SALES UP 39%, SECURITY SALES STRONG

      TOPEKA, Kansas, April 25, 1997 -- Western Resources (NYSE: WR) today announced first quarter earnings of $39.8 million or $0.61 per share of common stock. Warmer winter weather and increased financing charges resulted in quarterly earnings $0.05 per share lower than the first quarter of 1996.

     However, wholesale electricity sales continue to grow, reflecting Western Resources' ability to take advantage of a niche opportunity, which will have great importance as the industry changes. Wholesale electric sales increased almost 39 percent, compared to first quarter 1996, to 1.6 million megawatt-hours. Westar Security, a wholly-owned Western Resources subsidiary and the nation's third-largest security company, by customer count, posted strong growth in the first quarter of 1997, adding more than 18,000 customers in the period January through March 1997.

     Retail sales of electricity and natural gas were lower in the first quarter of 1997 for most customer classes, because of winter weather for the quarter that was one percent warmer than last year and two percent warmer than the 20-year average. Company officials noted that higher customer heating bills for the winter reflected only a pass through of supplier charges.

     Operating income for first quarter 1997 was nine percent ahead of last year's totals, recorded at $82 million versus $75 million for the same three-month period in 1996. Financing charges were about $49 million in the first quarter of 1997 as compared to approximately $36 million reported in the first quarter of 1996. The increase is primarily attributable to financing related to acquisition activities to meet the company's strategic plan.

     "We now have major building blocks in place for our strategic approach to the future. The strong growth in our monitored security business validates this direction as does our move to grow wholesale electric sales," said John
E. Hayes, Jr., Western Resources chairman of the board and chief executive officer.

     In the first quarter of 1997, Western Resources also reached a definitive agreement to merge with KCPL on February 7, 1997. This merger, which is expected to close in early 1998, allows an expanded electric customer base, increased revenues and improved cash flow.

     Late last year, Western Resources struck a strategic alliance with ONEOK Inc. of Tulsa, Oklahoma. This alliance creates the eighth-largest natural gas distribution company in the country. The natural gas assets of Western Resources will be contributed to ONEOK in exchange for a 45 percent ownership position in ONEOK.


The following table was attached to the press release:

                      FIRST QUARTER REPORT
                    WESTERN RESOURCES, INC.
                                    Quarter Ended                 Twelve Months Ended
                                       March 31,                       March 31,
                                  1997           1996            1997             1996
1. Operating Revenues         $626,197,000   $555,622,000    $2,117,394,000  $1,855,523,000

2. Net Income                  $41,033,000    $44,789,000      $165,194,000    $184,890,000

3. Earnings Applicable
    to Common Stock            $39,803,000    $41,434,000      $152,480,000    $171,471,000

4. Average Common Shares
    Outstanding                 64,807,081     63,163,715        64,238,154      62,510,297

5. Earnings per Average
    Common Share Outstanding         $0.61          $0.66             $2.36           $2.75

6. Net Utility Plant
    (After depreciation)    $4,347,240,000 $4,346,799,000


     Western Resources (NYSE:WR) is a full-service, diversified security and energy company with total assets of more than $6 billion. Its utilities, KPL and KGE, operating in Kansas and Oklahoma, provide natural gas service to approximately 650,000 customers and electric service to approximately 600,000 customers. Western Resources, through its subsidiary, Westar Security, also is the third-largest monitored security provider in the country, operating in 46 states in the U.S. Through its other subsidiaries, Westar Energy, Westar Capital, and The Wing Group, a full range of energy and energy-related products and services are developed and marketed in the continental U.S., and offshore.

     For more information about Western Resources and its operating companies, visit us on the Internet at http://www.wstnres.com.



     This news release is neither an offer nor an exchange nor a solicitation of an offer to exchange shares of common stock of ADT Limited. Such offer is made solely by the Prospectus dated March 14, 1997, and the related Letter of Transmittal, and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock of ADT Limited in any jurisdiction in which the making of such offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where securities, blue sky or other laws require such offer to be made by a licensed broker or dealer, such offer shall be deemed to be made on behalf of Western Resources, Inc. by Salomon Brothers Inc; Bear, Stearns & Co. Inc; and Chase Securities Inc, or one or more registered brokers or dealers licensed under the laws of such jurisdiction.